UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On August 27, 2026, LogProstyle Inc. (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Toshihide Suzuki (the “Seller”), pursuant to which the Company agreed to acquire from the Seller all 3,800 issued and outstanding shares of I-FLATZ Co., LTD. a Japanese corporation (“I-FLATZ”) for an aggregate purchase price of JPY 612,692,000 (the “Purchase Price”). I-FLATZ is the sole shareholder of LAND-I Co., LTD. a Japanese Corporation (“LAND-I,” with I-FLATZ and LAND-I referred to together as the “Target Company Group”). Upon completion of the transactions contemplated by the Share Purchase Agreement, I-FLATZ will become a wholly owned subsidiary of the Company.

The closing of the Share Purchase Agreement is expected to occur on or about September 30, 2026, or such other date as may be agreed upon by the parties. At the closing, the Seller will deliver to the Company the share certificates representing the shares of I-FLATZ against payment of the Purchase Price by the Company.

The Share Purchase Agreement contains customary representations, warranties and covenants of the Company and the Seller. Prior to the closing, the Seller is required, among other things, to cause the Target Company Group to operate its business in the ordinary course and is restricted from causing the Target Company Group to take certain specified actions without the Company’s prior written consent. The Seller is also required to complete certain corporate and other actions prior to closing, including actions relating to the Target Company Group’s historical corporate approvals, officer retirement benefits, shareholder registers and certain management arrangements.

The parties’ respective obligations to consummate the Share Purchase Agreement are subject to customary closing conditions, including the accuracy of the applicable representations and warranties and performance of the parties’ respective pre-closing obligations. The Company’s obligation to close is also conditioned upon, among other things, the absence of an event that threatens to have a material adverse effect on the Target Company Group, and the execution and continued effectiveness of certain management delegation agreements and consent letters.

Following the closing, the Seller will be subject to certain non-competition and employee non-solicitation restrictions. The Company has also agreed, among other things, to procure the release or equivalent discharge, within two months following the closing, of certain personal guarantees provided by the Seller with respect to specified borrowings of I-FLATZ and, subject to specified exceptions, to continue the employment of I-FLATZ’ employees and maintain their existing working conditions.

The Share Purchase Agreement also contains customary indemnification provisions. The Seller generally is required to indemnify the Company for losses resulting from the Seller’s breach of the Share Purchase Agreement, including breaches of the Seller’s representations and warranties. Claims relating to breaches of general representations and warranties are generally subject to a JPY 5 million threshold, a 1-year survival period following the closing, and an aggregate liability cap equal to 50% of the Purchase Price, while certain fundamental representations and warranties are excluded from the threshold and survival limitations and are subject to an aggregate liability cap of 100% of the Purchase Price. The Share Purchase Agreement also provides for special indemnification by the Seller with respect to claims by third parties asserting ownership or other rights in the shares being acquired.

The Share Purchase Agreement may be terminated prior to closing in specified circumstances, including certain uncured breaches, insolvency events or if the closing has not occurred by the date specified in the Share Purchase Agreement. The Share Purchase Agreement is governed by Japanese law, and the Tokyo District Court has exclusive jurisdiction over disputes arising thereunder.

There can be no assurance that the Share Purchase Agreement will close as planned, or at all.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a convenience English language translation of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Press Release

On August 27, 2026, the Company issued a press release announcing the entry into the Share Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act , or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the anticipated timing and closing of the Share Purchase Agreement, the satisfaction or waiver of the conditions to closing, and the Company’s ability to successfully integrate I-FLATZ and LAND-I following the closing and realize the anticipated benefits of the transaction. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the possibility that the conditions to closing may not be satisfied or waived, that the closing of the Share Purchase Agreement may be delayed or may not be completed on the anticipated terms or at all, changes in general economic and market conditions and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this report, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
10.1#	Share Purchase Agreement between LogProstyle Inc. and Toshihide Suzuki dated August 27, 2026 (English Translation)
99.1	Press Release of the issuer dated August 27, 2026, announcing entry into the Share Purchase Agreement.

# Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: August 27, 2026	By:	/s/ Yasuyuki Nozawa
	Name:	Yasuyuki Nozawa
	Title:	Chief Executive Officer, President, and Representative Director